UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
Credit Agreement Amendment
On August 5, 2016, Reynolds Group and certain of its subsidiaries entered into an Amendment No. 10 and Incremental Assumption Agreement (the “Amendment”) to its senior secured term loan and revolving credit facilities (the “Credit Agreement” and, as amended by the Amendment, the “Amended Credit Agreement”) and incurred thereunder US$1,973 million and €250 million of term loans and re-sized the revolving credit facility as a single facility of $302,300,000 with the ability to increase to $400 million. The Amendment changes the applicable margin on borrowings to (i) 3.25% for Eurocurrency U.S. term loans (or 3.00%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively), (ii) 3.75% for Eurocurrency European term loans, (iii) 2.25% for any daily rate U.S. term loans (or 2.00%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively), (iv) 2.75% for daily rate European term loans, (v) 2.75% on Eurocurrency revolving loans and (vi) 1.75% for daily rate revolving loans. The LIBO rate will not be less than (x) 1.00% for any Eurocurrency U.S. term loan and (y) 0% with respect to any Eurocurrency European term loan or revolving loan. Concurrent with the effectiveness of the Amendment, the borrowers under the Credit Agreement repaid in full the remaining term loan facilities under the existing Credit Agreement. Term loans drawn under the Amended Credit Agreement have a maturity date of February 5, 2023 and the revolving credit facility has a maturity date of August 5, 2021.
The Amendment makes certain changes to the covenants contained in the existing Credit Agreement. The borrowers now have the ability to incur additional indebtedness, including the ability to incur (i) other senior secured notes or senior secured loans, if a total secured leverage ratio (calculated on a pro forma basis) of 4:50 to 1:00 is met and (ii) unsecured indebtedness so long as a fixed charge coverage ratio (calculated on a pro forma basis) of 2:00 to 1:00 is met. Furthermore, the Amended Credit Agreement contains a maximum total secured leverage ratio covenant (calculated on a pro forma basis) applicable under the revolving credit facility if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the commitments thereunder.

Index to Exhibits

Exhibit No.     Description

1
Fourth Amended and Restated Credit Agreement, dated as of August 5, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
August 9, 2016